SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                              Xpedior Incorporated
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   98413B 10 0
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                                 (CUSIP Number)

          Kathleen B. Horne, Esq.                          With a copy to:
 Senior Vice President and General Counsel          Richard F. Langan, Jr., Esq.
                PSINet Inc.                               Nixon Peabody LLP
            44983 Knoll Square                           437 Madison Avenue
          Ashburn, Virginia 20147                     New York, New York 10022
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    (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)


                                October 16, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  98413B 10 0                                       Page 2 of 6
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 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       PSINet Inc.
       16-1353600
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |_|
                                                                        (b)  |_|
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 3     SEC USE ONLY


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 4     SOURCE OF FUNDS (See Instructions)
                WC with  respect  to  1,867,485  shares  (See Item 3)
                OO with  respect to 40,005,048 shares (See Item 3)
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 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                                                            2(d) or 2(e)     |_|
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       State of New York
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                              7     SOLE VOTING POWER
       NUMBER OF
        SHARES                      1,867,485 (See Item 6)
     BENEFICIALLY             --------------------------------------------------
       OWNED BY               --------------------------------------------------
         EACH                 8     SHARED VOTING POWER
       REPORTING
        PERSON                      40,005,048 (See Item 6)
         WITH
                              --------------------------------------------------
                              --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    1,867,485 (See Item 6)
                              --------------------------------------------------
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    40,005,048 (See Item 6)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       41,872,533
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                      (See Instructions)     |_|
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       82.6%
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14     TYPE OF REPORTING PERSON (See Instructions)

       CO
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

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CUSIP No.  98413B 10 0                                       Page 3 of 6
----------------------------                                --------------------

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 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       PSINet Consulting Solutions Holdings, Inc.
       76-0556713
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  |_|
                                                                        (b)  |_|
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 3     SEC USE ONLY


--------------------------------------------------------------------------------
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 4     SOURCE OF FUNDS (See Instructions)

       OO
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 5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                                                            2(d) or 2(e)     |_|
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware
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                              7     SOLE VOTING POWER
       NUMBER OF
        SHARES                      0
     BENEFICIALLY             --------------------------------------------------
       OWNED BY               --------------------------------------------------
         EACH                 8     SHARED VOTING POWER
       REPORTING
        PERSON                      40,005,048 (See Item 6)
         WITH                 --------------------------------------------------
                              --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                    0
                              --------------------------------------------------
                              --------------------------------------------------
                              10    SHARED DISPOSITIVE POWER

                                    40,005,048 (See Item 6)
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--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       40,005,048

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                      (See Instructions)     |_|
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       78.9%

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14     TYPE OF REPORTING PERSON (See Instructions)

       CO

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


Explanatory Note.

     This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements Items 3, 5 and 7 of the statement on Schedule 13D (the "Schedule 13D") filed on June 26, 2000 and amended on September 13, 2000 by PSINet Inc., a New York corporation ("PSINet"), and PSINet Consulting Solutions Holdings, Inc., a Delaware corporation that is a wholly owned subsidiary of PSINet ("PCS"). This Amendment relates solely to the Convertible Note issued from the Issuer to PSINet, as previously reported and the conversion thereof and the payment of interest thereon, both in accordance with the terms of the Convertible Note. This Amendment should be read in conjunction with the Schedule 13D, as previously amended.

     Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby deleted in its entirety and replaced with the following:

     Prior to December 1999, the Issuer was a wholly owned subsidiary of PCS. In December 1999, the Issuer filed a Registration Statement on Form S-1 with respect to 9,815,250 shares of its Common Stock and became subject to the reporting requirements of the Act. At the time of such registration, PCS owned 40,005,048 shares of the Issuer's Common Stock. PCS currently continues to hold such shares.

     On March 21, 2000, PSINet, PCS and PSINet Shelf IV, Inc., a Delaware corporation that was then a wholly owned subsidiary of PSINet ("PSINet Shelf"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). On June 15, 2000, pursuant to the Merger Agreement, PSINet Shelf was merged with and into PCS (the "Merger") and the former shareholders of PCS received 0.9 shares of common stock, par value $0.01 per share, of PSINet, in exchange for each share of common stock, par value $0.01 per share, of PCS held by them on the applicable record date. As a result of the Merger, PCS became a wholly owned subsidiary of PSINet and PSINet became an indirect holder of the shares of the Issuer's Common Stock held by PCS. A copy of the Merger Agreement was filed as
Exhibit 1 to the Schedule 13D.

     On June 15, 2000, PSINet and the Issuer entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which the Issuer sold to PSINet, in consideration for $50,000,000, the Convertible Note. On October 16, 2000, the Convertible Note converted into an aggregate of 1,000,000 shares of the Issuer's Preferred Stock, which is presently convertible into 1,333,333 shares of the Issuer's Common Stock (subject to the possibility of reset on the conversion price and to anti-dilution protection in the event of stock splits, stock dividends, recapitalizations, below-market share issuances and similar events). PSINet is therefore the sole beneficial owner of 1,333,333 shares of the Issuer's Common Stock. In addition, at the time of conversion of the Convertible Note on October 16, 2000, the amount of interest payable on the Note was $1,452,225. In accordance with the terms of the Convertible Note, the interest payment was paid in shares of the Issuer's Common Stock in lieu of cash, at the option of PSINet. An aggregate of 534,152 shares of the Issuer's Common Stock was paid to PSINet based on the total interest payable divided by the average closing price of the Issuer's Common Stock for the five day period prior to the conversion date (i.e. from October 9, 2000 through October 13, 2000), in accordance with the terms of the Convertible Note. PSINet is the sole beneficial owner of the 534,152 shares.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby deleted in its entirety and replaced with the following:

     PCS is the sole direct beneficial owner of 40,005,048 shares of the Issuer's Common Stock, or 78.9% of the Issuer's outstanding Common Stock. However, because PCS is a wholly owned subsidiary of PSINet, PCS and PSINet may be deemed to share voting and dispositive power with respect to such shares.

     PSINet is the indirect beneficial owner of the 40,005,048 shares of the Issuer's Common Stock held by PCS. PSINet is also the sole beneficial owner of, with sole voting and dispositive power with respect to, the 1,333,333 shares of the Issuer's Common Stock presently issuable upon conversion of the Preferred Stock which was issued upon conversion of the Convertible Note and the 534,152 shares of Common Stock which was issued as the interest payment on the Convertible Note. Such 41,872,533 shares represent 82.6% of the Issuer's outstanding Common Stock.

     The percentage of the Issuer's Common Stock reported to be beneficially owned by PCS and by PSINet is based on 50,687,586 shares of the Issuer's Common Stock outstanding as of October 18, 2000, as represented by the Issuer.

Item 7.  Material to Be Filed as Exhibits.

         1. Joint Filing Agreement, dated as of October 18, 2000, between PSINet and PCS.

Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Dated as of October 18, 2000          PSINet Inc.

                                      By:    /s/ Kathleen B. Horne
                                          ----------------------------------
                                          Name:  Kathleen B. Horne
                                          Title: Senior Vice President



Dated as of October 18, 2000          PSINet Consulting Solutions Holdings, Inc.

                                      By:    /s/ Edward L. Pierce
                                          ----------------------------------
                                          Name:  Edward L. Pierce
                                          Title: Executive Vice President

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that Amendment No. 2 to Schedule 13D under the Securities and Exchange Act of 1934, as amended, relating to shares of the common stock, par value $0.01 per share of Xpedior Incorporated, to which this Agreement is an Exhibit and which is to be filed with the Securities and Exchange Commission, is filed on behalf of each of the undersigned.

     This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

Dated as of October 18, 2000

                                      PSINet INC.



                                      By:    /s/ Kathleen B. Horne
                                           -------------------------------------
                                            Name:  Kathleen B. Horne
                                            Title: Senior Vice President

                                      PSINet CONSULTING SOLUTIONS HOLDINGS, INC.



                                      By:    /s/ Edward L. Pierce
                                           -------------------------------------
                                            Name:  Edward L. Pierce
                                            Title: Executive Vice President